SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 20)*

OPKO Health, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

68375N103
(CUSIP Number)

Camielle Green Associate General Counsel, Secretary OPKO Health, Inc. 4400 Biscayne Boulevard Miami, Florida 33137 Telephone: (305) 575-4100
(Name, address and telephone number of person authorized to receive notices and communications)

June 24, 2022
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68375N103	Schedule 13D	PAGE 2 of 8

1	NAME OF REPORTING PERSONS Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC,OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		202,156,694	Shares(1)
	8	SHARED VOTING POWER
—
	9	SOLE DISPOSITIVE POWER
		202,156,694	Shares(1)
	10	SHARED DISPOSITIVE POWER
—
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	202,156,694	Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.0%(2)
14	TYPE OF REPORTING PERSON OO

(1)    Includes approximately 5,000,000 shares of Common Stock underlying $25,000,000 of the Issuer’s 5% Convertible Promissory Notes (the “Notes”), which Notes were issued on February 27, 2018 and mature on February 27, 2023 and may be redeemed at any time prior to maturity upon 30 days’ notice at a conversion price of $5.00, subject to adjustment. If the holder elects to convert the Notes, the note holder would receive 200 shares of the Issuer’s Common Stock per $1,000 of principal amount of Notes.
(2)    Calculated based on (i) 771,959,579 shares outstanding as of July 28, 2022, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 4, 2022; and (ii) 5,000,000 shares of Common Stock underlying the Notes.

CUSIP No. 68375N103	Schedule 13D	PAGE 3 of 8

1	NAME OF REPORTING PERSONS Frost Nevada Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		30,127,177	Shares
	8	SHARED VOTING POWER
		—	Shares
	9	SOLE DISPOSITIVE POWER
		30,127,177	Shares
	10	SHARED DISPOSITIVE POWER
		—	Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	30,127,177	Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%(1)
14	TYPE OF REPORTING PERSON OO

(1)    Calculated based on 771,959,579 shares outstanding as of July 28, 2022, as reported by the Issuer in its Form 10-Q filed with the SEC on August 4, 2022.

CUSIP No. 68375N103	Schedule 13D	PAGE 4 of 8

1	NAME OF REPORTING PERSONS Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		237,740,322	Shares(1)
	8	SHARED VOTING POWER
		2,851,830	Shares(2)
	9	SOLE DISPOSITIVE POWER
		237,740,322	Shares(1)
	10	SHARED DISPOSITIVE POWER
		2,851,830	Shares(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	240,592,152	Shares(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.9%(3)
14	TYPE OF REPORTING PERSON IN
(1)    Includes (i) 3,068,951 shares of Common Stock held individually by Dr. Frost; (ii) 30,127,177 shares of Common Stock held by the Frost Nevada Investments Trust, which is controlled by Dr. Frost as sole trustee; (iii) options to acquire 2,387,500 shares of Common Stock, which are exercisable within 60 days; (iv) 197,156,694 shares of Common Stock held by the Frost Gamma Investments Trust (“Frost Gamma”), which is controlled by Dr. Frost as sole trustee; and (v) 5,000,000 shares of Common Stock underlying the Notes.
(2)    Includes 2,851,830 shares of Common Stock held by the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife.
(3)    Calculated based on (i) 771,959,579 shares outstanding as of July 28, 2022, as reported by the Issuer in its Form 10-Q filed with the SEC on August 4, 2022; (ii) options to acquire 2,387,500 shares of Common Stock, which are

CUSIP No. 68375N103	Schedule 13D	PAGE 5 of 8
exercisable within 60 days; and (iii) 5,000,000 shares of Common Stock underlying the Notes held by the Gamma Trust.

CUSIP No. 68375N103	Schedule 13D	PAGE 6 of 8
EXPLANATORY NOTE
This Amendment No. 20 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on April 6, 2007, as amended by Amendment No. 2 to the Schedule 13D filed on August 2, 2007, as amended by Amendment No. 3 to the Schedule 13D filed on February 14, 2008, as amended by Amendment No. 4 to Schedule 13D filed on August 21, 2008, as amended by Amendment No. 5 to the Schedule 13D filed on February 26, 2009, as amended by Amendment No. 6 to the Schedule 13D filed on March 19, 2009, as amended by Amendment No. 7 to the Schedule 13D filed on October 1, 2009, as amended by Amendment No. 8 to the Schedule 13D filed on March 28, 2011, as amended by Amendment No. 9 to the Schedule 13D filed on October 24, 2011, as amended by Amendment No. 10 to the Schedule 13D filed on October 11, 2012, as amended by Amendment No. 11 to the Schedule 13D filed on March 21, 2013, as amended by Amendment No. 12 to the Schedule 13D filed on September 16, 2013, as amended by Amendment No. 13 to the Schedule 13D filed on February 17, 2015, as amended by Amendment No. 14 to the Schedule 13D filed on December 18, 2015, as amended by Amendment No. 15 to Schedule 13-D filed on September 20, 2017, as amended by Amendment No. 16 to Schedule 13-D filed on November 20, 2018, as amended by Amendment No. 17 to Schedule 13-D filed on March 20, 2019, as amended by Amendment No. 18 to Schedule 13-D filed on March 22, 2019, as amended by Amendment No. 19 to Schedule 13-D filed on November 1, 2019 (collectively, the “Original Schedule 13D”), by The Frost Group, LLC (the “Frost Group”), a previously reporting entity, Frost Gamma Investments Trust (“Gamma Trust”), Frost Nevada Investments Trust (“Frost Nevada”), and Phillip Frost, M.D. (“Dr. Frost”). This Amendment is filed pursuant to the Joint Filing Agreement as executed by the reporting persons listed on the cover pages to this Amendment. The Joint Filing Agreement, filed as Exhibit 1 to Amendment No. 15 to the Schedule 13D filed on September 20, 2017, is hereby incorporated by this reference.
This Amendment is filed with respect to the common stock, par value $0.01 per share (“Common Stock”), of OPKO Health, Inc., a Delaware corporation (the “Issuer”).

ITEM 3.	Source and Amount of Funds or Other Consideration. Item 3 is amended by adding the following paragraph to the end of the item:
On March 10, 2020, the Frost Group, of which the Gamma Trust was a member, effected a pro rata distribution of its 20,091,062 shares of Common Stock to its members for no consideration. Gamma Trust now has direct beneficial ownership of 16,234,947 shares, which was Gamma Trust’s pro rata share of the securities formerly held by the Frost Group.
Gamma Trust acquired 13,887,304 shares of Common Stock acquired on the open market in a series of transactions from November 6, 2019 to August 17, 2022 at prices ranging from $1.145 to $4.81 per share for an aggregate purchase price of approximately $33,234,437.08. The source of funds used to acquire the Common Stock was working capital of Gamma Trust.

ITEM 4.	Purpose of Transaction. Item 4 is amended by adding the following paragraphs to the end of the item:
On March 10, 2020, the Frost Group, of which the Gamma Trust was a member, effected a pro rata distribution of its 20,091,062 shares of Common Stock to its members for no consideration. Gamma Trust now has direct beneficial ownership of 16,234,947 of such shares, which was Gamma Trust’s pro rata share of the securities formerly held by the Frost Group.
Gamma Trust acquired 13,887,304 shares of Common Stock acquired on the open market in a series of transactions from November 6, 2019 to August 17, 2022 at prices ranging from $1.145 to $4.81 per share for an aggregate purchase price of approximately $33,234,437.08. The source of funds used to acquire the Common Stock was working capital of Gamma Trust.

ITEM 5.	Interest in Securities of the Issuer. Item 5 is deleted in its entirety and replaced with the following text:
(a)-(b) Gamma Trust directly beneficially owns 202,156,694 shares of Common Stock, which includes approximately 5,000,000 shares of Common Stock underlying $25,000,000 of the Issuer’s Notes, which Notes were

CUSIP No. 68375N103	Schedule 13D	PAGE 7 of 8
issued on February 27, 2018 and mature on February 27, 2023 and may be redeemed at any time prior to maturity upon 30 days’ notice at a conversion price of $5.00, subject to adjustment. The 202,156,694 total shares of Common Stock beneficially owned by Gamma Trust constitute approximately 26.0% of the Issuer’s outstanding shares of Common Stock, based upon (i) 771,959,579 shares of Common Stock outstanding as of July 28, 2022 as reported by the Issuer in its Form 10-Q filed with the SEC on August 4, 2022; and (ii) 5,000,000 shares of the Common Stock underlying the Notes. Dr. Frost is the sole trustee of Gamma Trust and holds sole voting and dispositive power with respect to 202,156,694 shares of Common Stock.
Frost Nevada directly beneficially owns 30,127,177 shares of Common Stock. The 30,127,177 total shares of Common Stock beneficially owned by Frost Nevada constitute approximately 3.9% of the Issuer’s outstanding shares of Common Stock, based upon 771,959,579 shares of Common Stock outstanding as of July 28, 2022 as reported by the Issuer in its Form 10-Q filed with the SEC on August 4, 2022. Dr. Frost is the sole trustee of Frost Nevada and holds sole voting and dispositive power with respect to 30,127,177 shares of Common Stock.
Dr. Frost, as the sole trustee of Gamma Trust, may be deemed to beneficially own the 202,156,694 shares of Common Stock beneficially owned by Gamma Trust. Dr. Frost, as the sole trustee of Frost Nevada may be deemed to beneficially own the 30,127,177 shares of Common Stock beneficially owned by Frost Nevada. In addition, the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife, owns 2,851,830 shares of Common Stock. The 240,592,152 shares of Common Stock beneficially owned by Dr. Frost constitute approximately 30.9% of the Issuer’s outstanding shares of Common Stock, based upon (i) 771,959,579 shares of Common Stock outstanding as of July 28, 2022 as reported by the Issuer in its Form 10-Q filed with the SEC on August 4, 2022; (ii) options to acquire 2,387,500 shares of Common Stock, which are exercisable within 60 days; and (iii) 5,000,000 shares of the Common Stock underlying the Notes. Dr. Frost, as sole trustee of Gamma Trust, has sole voting and dispositive power over 202,156,694 shares of Common Stock. Dr. Frost, as sole trustee of Frost Nevada, has sole voting and dispositive power over 30,127,177 shares of Common Stock. Dr. Frost has shared voting and dispositive power with respect to 2,851,830 shares of Common Stock owned by the Phillip and Patricia Frost Philanthropic Foundation, Inc. Dr. Frost individually owns 3,068,951 shares of Common Stock and options to acquire 2,387,500 shares of Common Stock, which are exercisable within 60 days, and has sole voting and dispositive power over each.
(c) In the last 60 days prior to the filing of this Amendment No. 20, neither Frost Nevada nor Dr. Frost effected any transactions in the shares of Common Stock.
In the last 60 days prior to the filing of this Amendment No. 20, Gamma Trust acquired a total of 750,000 shares of Common Stock on the open market at prices ranging from $2.245 to $2.56 per share for an aggregate purchase price of approximately $1,788,908.82. The following table sets forth the information with regard to Common Stock purchased by Gamma Trust on the open market in the last 60 days.

Date	Shares of Common Stock	Aggregate Purchase Price	Weighted Average Price Per Share
June 21, 2022	200,000	$478,856.70	$2.3943
August 5, 2022	350,000	$802,103.17	$2.2917
August 17, 2022	200,000	$507,948.96	$2.5397
(d) Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer beneficially owned by them.

CUSIP No. 68375N103	Schedule 13D	PAGE 8 of 8
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Frost Gamma Investments Trust

Dated:	August 19, 2022	By:	/s/ Phillip Frost, M.D.
		Name:	Phillip Frost, M.D.
		Title:	Sole Trustee

Frost Nevada Investments Trust

Dated:	August 19, 2022	By:	/s/ Phillip Frost, M.D.
		Name:	Phillip Frost, M.D.
		Title:	Sole Trustee

Dated:	August 19, 2022	By:	/s/ Phillip Frost, M.D.
		Name:	Phillip Frost, M.D.
		Title:	Phillip Frost, M.D., Individually